New Amethyst Corp.

1A Burton Hills Boulevard

Nashville, Tennessee 37215

October 17, 2016

Via EDGAR and E-Mail

Larry Spirgel

Assistant Director

Office of Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Amethyst Corp.

Registration Statement on Form S-4/A

Filed October 7, 2016

File No. 333-212885 (the “Registration Statement”)

Dear Mr. Spirgel:

On behalf of New Amethyst Corp. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registration Statement to 4:00 p.m., Eastern Daylight Time, on October 19, 2016, or as soon thereafter as is practicable.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (615) 665-1283.

Very truly yours,

/s/ Claire M. Gulmi
Claire M. Gulmi, Vice President and Secretary

cc:	J. James Jenkins, Jr. (Bass, Berry & Sims PLC)

Susan Sidwell (Bass, Berry & Sims PLC)

Craig A. Wilson (Envision Healthcare Holdings, Inc.)

Peter J. Loughran (Debevoise & Plimpton LLP)